Exhibit 99.83

November 7, 2014

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this registration statement on Form 40-F of Cipher Pharmaceuticals Inc. of our reports dated February 25, 2014, relating to the financial statements, which comprise the balance sheets as at December 31, 2013 and December 31, 2012, and the statements of operations and comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012, and February 28, 2013, relating to the financial statements, which comprise the balance sheets as at December 31, 2012 and December 31, 2011, and the statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2012 and December 31, 2011.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Oakville, Ontario, Canada

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.